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September 15, 2015

VIA EDGAR Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Diana Shipping Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed March 25, 2015 File No. 1-32458
Dear Ms. Blye:
On behalf of Diana Shipping Inc. (the "Company"), we submit this response to your letter dated September 10, 2015, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014. The Company's responses, together with the Staff's comments, are set forth below.
If our vessels call on ports that are subject to sanctions and embargoes… page 16.

1.	You disclose that your vessels may call on ports located in countries subject to sanctions imposed by the United States government and identified by the United States government as state sponsors of terrorism, including Sudan and Syria. You do not describe in the Form 20-F contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan or Syria since your letter to us dated July 11, 2011. You should describe any goods, services or fees you have provided to Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response:    The Company advises the Staff that since July 11, 2011, the date of the letter referenced by the Staff, none of its vessels have called on ports in Sudan or Syria, and to the Company's knowledge it has not, directly or indirectly, provided any goods, services or fees to Sudan or Syria, and the Company does not, directly or indirectly, have any agreements, arrangements or other contacts with the governments of Sudan and Syria or entities they control.

2.	Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with each of Sudan and Syria for the last three fiscal years and the subsequent interim period.

Response: The Company advises the Staff that it has had no revenues, assets or liabilities associated with Sudan or Syria for the last three fiscal years and the subsequent interim period.
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If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.
Very truly yours, SEWARD & KISSEL LLP By: /s/ Edward S. Horton Edward S. Horton
cc: Andreas Michalopoulos Chief Financial Officer Diana Shipping Inc. Pendelis 16, 17564 Palaio Faliro, Athens, Greece

Diana Shipping Inc.
Pendelis 16, 17564 Palaio Faliro,
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye

Re: Diana Shipping Inc.

September 15, 2015

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, DIANA SHIPPING INC.
By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Chief Financial Officer